Ever-Glory International Group, Inc.
Ever-Glory Commercial Center
509 Chengxin Road, Jiangning Development Zone
Nanjing, Jiangsu Province
Peoples Republic of China

VIA EDGAR
May 23, 2013
Attention: Blaise A. Rhodes –Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ever-Glory International Group, Inc. Item 4.02 Form 8-K/A Filed May 7, 2013 File No. 001-34124

Ever-Glory International Group, Inc. (the “Company”, “we”, “our” or “us”) is electronically transmitting hereunder our responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated May 14, 2013, regarding the Form 8-K filed on April 18, 2013 (the “Form 8-K”)  and amended on May 7, 2013 (the “Amendment No. 1”). A marked version of the proposed Amendment No. 2 (“Amendment No. 2”) to the Amendment No.1 is enclosed herewith reflecting all changes from Amendment No. 1.  We have stated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Item 4.02 Form 8-K

1.
We read your response to our prior comment one and we note that you were initially advised by your independent accountant in regard to the misclassification. Please revise your Form 8-K to provide disclosures in accordance with Item 4.02(b) and (c) of the Form 8-K instructions.

In response to the Staff’s comments, we have included additional disclosures in Amendment No. 2 in accordance with Item 4.02 (b) and (c) of the Form 8-K instructions.

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The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our legal counsel, Lawrence A. Rosenbloom, Esq. or Joan Wu, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Edward Yihua Kang
Edward Yihua Kang
Chairman and Chief Executive Officer
Ever-Glory International Group, Inc.